KMR
                                                                         DRAFT














                        [WELLSTONE FILTERS LETTERHEAD]





April 26, 2006

Via Edgar Transmission and Facsimile

Gary Newberry
Division of Corporate Finance
United States Security and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010



Re:          Wellstone Filters, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2004
             Filed April 15, 2005
             Form 10-Q for Fiscal Quarter Ended March 31, 2005
             Filed May 16, 2005
             File No. 0-28161


Dear Mr. Newberry:

Set forth below is the response on behalf of Wellstone Filters, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated March 3, 2006 (the "Comment Letter"), concerning the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed April 15, 2005 and amended on February 21, 2006, and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005, filed May 16, 2005 and amended on February 21, 2006. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company.

Notes to the Consolidated Financial Statements

1. Revise your Notes to Consolidated Financial Statements to discuss your accounting policy for the disclosure of amounts incurred for services for which you cannot make a reasonable estimate and the accrual of such estimated expenses for services, where you have agreed to not be billed until the end of the engagement. If such arrangements are ongoing and material, they must also be described in the "Commitments" footnote, including a discussion of the nature of the services being provided and the compensation agreement, as well as the "Related Party" footnote, if applicable. Additionally, your management's discussion and analysis must include a robust discussion of these arrangements, where material.



       We do not currently benefit from any services that have not been properly recorded. If, in the future, we enter into arrangements similar to that which the Staff described in their comment, we will provide the disclosure that the Staff requested in both the footnotes to the financials and, if applicable, our Management Discussion and Analysis.

       We do not believe that it is appropriate to amend our prior filings because we no longer benefit from arrangements similar to those referred to in the Staff's comment.


In submitting this comment response letter, we hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing and all amendments or supplements thereto. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the amended Form 10-K or Form 10-Q, please feel free to call either myself (336) 597-8300 or Paul J. Pollock (212-940-8555) or Evan L. Greebel (212-940-6383) of
Katten Muchin Rosenman LLP.




Very truly yours,


/s/ Samuel Veasey

Samuel Veasey
Chief Financial Officer